SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2011

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

CNH GLOBAL N.V.

Form 6-K for the month of February 2011

List of Exhibits:

1. Press Release entitled “CNH Announces Closure of Compact Tractor Assembly Plant in Dublin, Georgia”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel
and Secretary

February 4, 2011

FOR IMMEDIATE RELEASE

For more information contact:

Bret Lieberman	North America Ag Manufacturing	+1 (717) 355-3043

CNH Announces Closure of Compact Tractor Assembly Plant in Dublin,

Georgia

NEW HOLLAND, PA — (January 31, 2011) — To further optimize its manufacturing footprint and reduce fixed costs, CNH has announced today it will close its compact tractor assembly facility in Dublin, Georgia, during the first quarter of 2011.

The plant’s product line includes compact tractors marketed under the New Holland Agriculture “Boomer” and Case IH “Farmall” nameplates.

“Closing the Dublin plant will allow us to adjust our operations to meet market demand and, at the same time, continue providing our customers with the highest level of quality, value, service and support. This action is consistent with our long-term strategy to achieve a lean, highly flexible industrial operation – and continue building a stronger, more competitive company going forward,” said Bret Lieberman, Vice President, North American Agricultural Manufacturing.

Lieberman added that the decision to close the facility was a difficult one and the closure in no way reflects on the performance of the Dublin plant, or on the performance of its employees.

“After reviewing all options,” he said, “the action being taken will best meet the company’s current and future business needs.”

Employees impacted by this action may be eligible for benefits under the company’s separation or pay continuation plans and will also have access to outplacement assistance.

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CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by more than 11,600 dealers in approximately 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.